Exhibit 4.6

VOTING AGREEMENT

This Voting Agreement (the "Agreement") is entered into effective as of the ___ day of __________, 2006, by and among Northtech Corp., a Nevada incorporated company (the "Company"), Lubrication Partners L.P., a Texas limited partnership, ("LPLP") and Lubrication Partners, a joint venture ("LPJV")(LPLP and LPJV together the "Shareholders"):

RECITAL

WHEREAS the Shareholders and the Company desire to enter into this Voting Agreement to provide that the Shareholders will vote all of the shares of stock of the Company now owned or hereafter acquired by each of the Shareholders for John T. Jaeger, Jr., Allan McArtor, Tom Plaskett, Michael McMillan and Ben DuPont, and two nominees as agreed by the Company and the holders of Preferred Shares of the Company as directors of the Company.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein, and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

1. Election of Directors.

    The Shareholders agrees to vote all shares of preferred stock of the Company ("Preferred Stock") and common stock of the Company ("Common Stock") now owned or hereafter acquired by such Shareholders in each and every election of Messrs. John T. Jaeger, Jr., Allan McArtor, Tom Plaskett, Michael McMillan and Ben DuPont ("Named Directors"), and two nominees as agreed by the Company and the holders of Preferred Shares of the Company (the "Preferred Nominees") to the Board of Directors of the Company.
    The Shareholders shall not vote for the removal of John T. Jaeger, Jr., Allan McArtor, Tom Plaskett, Michael McMillan and Ben DuPont, and two nominees as agreed by NorthTech and the holders of Preferred Shares.
    The Company agrees to take all actions required to ensure that the rights given to the parties hereunder are effective and that they enjoy the benefits thereof. The Company will at all times in good faith assist in the carrying out of the provisions of this Agreement and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the parties hereunder against impairment.

2. Termination. This Agreement, and all rights and obligations hereunder shall become effective on the date first set forth above, and shall terminate on the earlier of:

    three years thereafter;
    the Shareholders ceasing to own together an aggregate of 30% or more of the issued and outstanding share capital of the common stock of the Company; or
    as to any Named Director, (i) the death of such Named Director, or (ii) the failure or refusal of such Named Director to serve as directors of the Company, or such Named Director fails to adequately perform his duties as a director as determined by a majority of the other directors, including the Preferred Nominees.

4. Notices. All notices, requests, consents, and demands shall be in writing and shall be deemed to have been sufficiently given if sent, postage prepaid, by registered or certified mail, return receipt requested, or by personal delivery to:

If to NorthTech:	NorthTech Corp.
1917 West 4th Avenue, Suite 421
Vancouver B.C. V6J 1M7
Attention: Cecelia Pineda
Fax No.: (604) 689-4087

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and to the Shareholders at the addresses listed in on the signature page hereto; or to such other address as may from time to time be furnished in writing to the other parties hereto.

4. Specific Performance. The parties agree that their rights under this Agreement are unique and cannot be satisfied by the award of monetary damages. Accordingly, the parties shall, in addition to any other remedies available to them at law or in equity, have the right to enforce their rights hereunder by actions for specific performance to the extent permitted by law.

5. Entire Agreement: Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects herein. This Agreement may only be amended if agreed to in writing by the Company and the Shareholders.

6. Transferees and Assignment. This Agreement and the rights and obligations of the parties shall inure to the benefit of, and be binding upon, successors and assigns of the Company. The obligations of the Shareholders hereunder are personal obligations and any transferee of shares of Common Stock or Preferred Stock from the Shareholders are not bound by, or subject to the terms of, this Agreement.

7. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the "New York Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any term the Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such New York Courts are improper or inconvenient venue for such proceeding.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

NORTHTECH CORPORATION ____________________________________ By: Name: Cecelia Pineda Title: President and CEO

Shareholders:

LUBRICATION PARTNERS, L.P.	LUBRICATION PARTNERS, a Joint Venture
By: EFO GenPar, Inc. Its: General Partner	By: Lubrication Partners, L.P. Its: Managing Venturer By: EFO GenPar, Inc. Its: General Partner
By: _______________________________	By: _______________________________

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Larry Wallace, President	Larry Wallace, President